N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of July 31st 2015

Fund	Name of Person	Ownership % of Series
Columbia Capital Allocation Moderate Conservative Portfolio	American Enterprise Investment Services	37.06%

As of February 1st 2015

Fund	Name of Person	Ownership % of Series